Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports First Quarter Results

TORONTO, ON - May 21, 2014 - Sears Canada Inc. (TSX: SCC) today announced its unaudited first quarter results. Total revenues for the 13-week period ended May 3, 2014 was $771.7 million compared to $867.1 million for the 13-week period ended May 4, 2013, a decrease of 11.0%. Same store sales decreased 7.6%. The balance of the change in revenues is primarily attributable to revenues from stores closed as a result of early termination and amendment of certain full-line store leases and the sale of joint arrangement interests in Fiscal 2013.

The net loss for the quarter this year was $75.2 million or 74 cents per share compared to a net loss of $31.2 million or 31 cents per share for the same period last year. Included in the net loss for the first quarter this year were pre-tax transformation expenses of $7.6 million related primarily to severance costs incurred during the quarter. Also included in net loss for the quarter were pre-tax lease exit costs, warranty and other costs related to SHS and costs for the future settlement of retirement benefits, totaling $11.2 million. Included in the net loss for the first quarter last year were pre-tax transformation expenses of $1.5 million, related primarily to severance costs incurred during the quarter. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the 13-week period ended May 3, 2014 was a loss of $58.1 million compared to a loss of $9.8 million for the 13-week period ended May 4, 2013.

“The unseasonable weather had an adverse effect on our revenues,” said Douglas C. Campbell, President and Chief Executive Officer, Sears Canada Inc. “Sales of Spring merchandise were below last year, as winter-like weather was prevalent in most parts of the country well into the new season with cooler temperatures and significantly more snow in many areas. However, we took advantage of the extended winter and cleared a significant quantity of fall and winter carryover, virtually emptying our stockrooms and getting it in front of the customer. As a result, although our same store sales in Apparel & Accessories (A&A) were comparable to last year in dollars, same store sales in A&A increased 4.0% from a units standpoint. We strategically reduced ending inventory by $99.0 million compared to the end of the same quarter last year.

“We are pleased with the progress we are making in re-establishing retail fundamentals in the business so that we can have a solid foundation on which to implement new initiatives and build sustainable growth,” continued Mr. Campbell. “Our procurement of a new retail merchandising system and order management platform, which we announced in April, is designed to take us into the future with tools that we believe will greatly enhance the customer experience across all channels over the next several years. We are making investments with long-term benefits like this with confidence as we are committed to providing customers with an unparalleled multi-channel experience now and in the decades to come.”

Adjusted EBITDA is a non-IFRS measure; please refer to the table attached for a reconciliation of net loss to Adjusted EBITDA.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented with respect to the quarter’s earnings is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; the credit worthiness and financial stability of the Company’s licensees and business partners; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2013 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 229 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
For the 13-week periods ended May 3, 2014 and May 4, 2013

Unaudited

	First Quarter
(in CAD millions, except per share amounts)	2014	2013
Net loss	$(75.2)	$(31.2)
Transformation expense[1]	7.6	1.5
Lease exit costs[2]	3.8	—
SHS warranty and other costs[3]	6.6	—
Costs for future settlement of retirement benefits[4]	0.8	—
Depreciation and amortization expense	23.6	30.2
Finance costs	2.5	2.3
Interest income	(0.7)	(0.4)
Income tax expense	(27.1)	(12.2)
Adjusted EBITDA[5]	(58.1)	(9.8)
Basic net loss per share	$(0.74)	$(0.31)

1	Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the quarter.
2	Lease exit costs relate primarily to costs incurred to exit certain properties during Q1 2014.
3	SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS announcing it was in receivership.
4	Costs for future settlement of retirement benefits represent the expenses incurred during the quarter, related to the Company’s voluntary offer to settle non-pension retirement benefits.
5
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

	First Quarter
(in CAD millions)	2014	2013
Total merchandising revenue	$770.0	$856.4
Non-comparable store sales	203.6	217.0
Same store sales	566.4	639.4
Percentage change in same store sales	(7.6)%	(2.6)%
Percentage change in same store sales by category
Apparel & Accessories	—%	4.7%
Home & Hardlines	(12.3)%	(6.9)%